

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2019

Inger M. Klemp
Principal Financial Officer and Principal Accounting Officer
Frontline LTD
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

   Re: Frontline LTD
     Form 20-F for Fiscal Year Ended December 31, 2018
     Filed March 28, 2019
     File No. 001-16601

Dear Mr. Klemp:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation